Exhibit 99.1

For Release

UNITIL REPORTS FIRST QUARTER EARNINGS

HAMPTON, N.H., APRIL 23, 2014 — Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Net Income of $12.6 million for the first quarter of 2014, an increase of $1.8 million, or 17%, compared to the Company’s results for the first quarter of 2013. Earnings Per Share was $0.91 for the first quarter of 2014, up $0.12 per share compared to 2013. The Company’s earnings for the first three months of 2014 were driven by increases in natural gas and electric sales and margins.

“Unitil had an excellent first quarter, and our financial results reflect the combination of the colder winter weather in 2014 and the positive impact of steady customer growth,” said Robert G. Schoenberger, Unitil’s Chairman and Chief Executive Officer. “We believe we have all the elements in place for sustained long-term growth.”

Natural gas sales margins were $36.5 million in the first quarter of 2014, an increase of $6.0 million compared to the same period in 2013. Natural gas sales margins in the first quarter of 2014 were positively affected by higher therm unit sales, a growing customer base and recently approved distribution rates. Therm sales of natural gas increased 14.9% in the first quarter of 2014 compared to 2013, driven by the colder winter weather in the first quarter of 2014 compared to 2013. Based on weather data collected in the Company’s service areas, there were 12% more Heating Degree Days in the first quarter of 2014 compared to 2013. Weather-normalized gas therm sales, excluding decoupled sales, in the first quarter of 2014 are estimated to be up 6.4% compared to 2013. As of March 31, 2014, the number of total natural gas customers served has increased by 3.1% in the last twelve months.

Electric sales margins were $19.2 million in the first quarter of 2014, an increase of $0.8 million compared to 2013, reflecting higher electric kilowatt-hour (kWh) sales and recently approved electric distribution rates. Electric kWh sales increased 5.0% in the first quarter of 2014 compared to 2013, driven by the colder winter weather in the first quarter of 2014 compared to 2013.

6 Liberty Lane West

Hampton, New Hampshire 03842

www.unitil.com

Ph: 603-772-0775 Fax: 603-773-6605

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Usource, the Company’s non-regulated energy brokering business, recorded sales margin of $1.6 million in the first quarter of 2014, an increase of $0.1 million compared to the first quarter of 2013.

Operation and Maintenance (O&M) expenses increased $1.9 million in the three months ended March 31, 2014 compared to the same period in 2013. The change in O&M expenses reflects higher compensation costs of $0.9 million, higher employee and retiree benefit costs of $0.6 million and higher utility operating costs of $0.5 million; partially offset by lower all other operating costs, net of $0.1 million.

Depreciation, Amortization, Taxes and other expenses increased $2.6 million in the three months ended March 31, 2014 compared to the same period in 2013. Depreciation expense increased $0.5 million and property taxes increased $0.8 million in the three months ended March 31, 2014 compared to the same period in 2013, due to higher levels of utility plant in service. Amortization expense increased $0.2 million in 2014 due to higher amortization of storm restoration costs. Federal and State Income Taxes increased $1.1 million for the three months ended March 31, 2014, reflecting higher pre-tax earnings in the current period.

Interest Expense, net increased $0.6 million in the three months ended March 31, 2014 compared to the same period in 2013, reflecting lower interest income on regulatory assets.

At its January 2014 and April 2014 meetings, Unitil’s Board of Directors declared quarterly dividends on the Company’s common stock of $0.345 per share. These quarterly dividends result in a current effective annual dividend rate of $1.38 per share continuing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s results are expected to reflect the seasonal nature of the natural gas businesses. Accordingly, the Company expects that results of operations will be positively affected during the first and fourth quarters, when sales of natural gas are typically higher, and negatively affected during the second and third quarters, when gas operating and maintenance expenses usually exceed sales margins in the period.

The Company will hold a quarterly conference call to discuss first quarter 2014 results on Wednesday, April 23, 2014, at 2:00 p.m. Eastern Time. This call is being webcast and can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

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Selected financial data for 2014 and 2013 is presented in the following table:

Unitil Corporation – Condensed Financial Data

(Millions, except Per Share and Shares Data) (Unaudited)

	Three Months Ended March 31,
	2014	2013	Change
Gas Therm Sales:
Residential	22.9	19.4	18.0%
Commercial/Industrial	70.5	61.9	13.9%

Total Gas Therm Sales	93.4	81.3	14.9%

Electric kWh Sales:
Residential	201.9	188.4	7.2%
Commercial/Industrial	245.1	237.3	3.3%

Total Electric kWh Sales	447.0	425.7	5.0%

Gas Revenues	$92.6	$70.8	$21.8
Cost of Gas Sales	56.1	40.3	15.8

Gas Sales Margin	36.5	30.5	6.0

Electric Revenues	61.9	45.9	16.0
Cost of Electric Sales	42.7	27.5	15.2

Electric Sales Margin	19.2	18.4	0.8

Usource Sales Margin	1.6	1.5	0.1

Total Sales Margin	57.3	50.4	6.9

Operation & Maintenance Expenses	17.1	15.2	1.9

Depreciation, Amortization, Taxes & Other	22.4	19.8	2.6

Interest Expense, Net	5.2	4.6	0.6

Net Income	$12.6	$10.8	$1.8

Earnings Per Share	$0.91	$0.79	$0.12
Weighted Average Common Shares Outstanding (000’s)	13,822	13,750	72

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About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 102,400 electric customers and 75,900 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of energy commodities and transmission capacity and Unitil’s ability to recover energy commodity costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; Unitil’s energy brokering customers’ performance under multi-year energy brokering contracts; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission, including those appearing under the caption “Risk Factors” in Unitil’s Annual Report on Form 10-K for the year ended December 31, 2013. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

For more information please contact:

David Chong – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6499	Phone: 603-773-6404
Email: chong@unitil.com	Email: omeara@unitil.com